October 4, 2005                                              Peter DiIorio
                                            peter.diiorio@hellerehrman.com
                                                       Main (212) 832-8300
Via Edgarlink                                           Fax (212) 763-7600


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549
Attention:        Ms. Sara Kalin

Re:      Convera Corporation
         Form S-3 Registration Statement
         File No. 333-127222

Dear Ms. Kalin:

     Enclosed on behalf of Convera Corporation (the "Company") is an acceleration request executed on behalf of the Company, which requests that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement effective at 5:30 PM Washington, D.C. local time on October 6, 2005, or as soon thereafter as possible. In addition, as discussed, the Company confirms that in future filings on Form 10-K and Form 10-Q, the Company's disclosure with respect to its evaluation of disclosure controls and procedures will more closely conform with the language of Rule 13a-15(e) under the Securities Exchange Act of 1934.

     If you have any questions concerning any of the foregoing, please call the undersigned at (212) 847-8711.

                                                Sincerely,


                                                /s/ PETER DIIORIO
                                                Peter DiIorio
                                                Heller Ehrman LLP